Exhibit 99.1

Algonquin Power & Utilities Corp. Receives CRA Proposal to Reassess

OAKVILLE, ON, Feb. 20, 2015 /CNW/ - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN) reported today that, similar to reports from other corporations that have undertaken income trust conversions, it has received a letter from the Canada Revenue Agency (“CRA”) advising the Company that, subject to submissions by the Company, it is proposing to reassess APUC’s 2009 through 2013 income tax filings in relation to a unit exchange transaction that occurred on October 27, 2009, whereby unit holders of Algonquin Power Income Fund exchanged their trust units on a one-for-one basis for common shares of APUC (the “Unit Exchange”). CRA indicated in their proposal letter that they intend to challenge the tax consequences of the Unit Exchange and APUC has 30 days to respond to the letter.

APUC has considerable tax attributes within its corporate group that are available to reduce or eliminate corporate income tax cash taxes in addition to the tax attributes associated with the Unit Exchange which are the subject of the CRA proposal letter. The tax attributes associated with the Unit Exchange only represents approximately 10% of the total tax attributes available to the Company over the period since the Unit Exchange occurred.

APUC currently does not anticipate paying corporate income tax cash taxes until approximately 2022. Should CRA ultimately be successful in challenging the tax consequences of the Unit Exchange, APUC will seek to refile the subject year tax returns and accelerate the use of other tax attributes to minimize or eliminate any actual corporate income tax cash taxes that would otherwise be owed as a result of any successful reassessment of the tax consequences of the Unit Exchange. Given the additional tax attributes which are anticipated to be generated through APUC’s continued investment in power and utility assets, APUC does not expect to be paying corporate income tax cash taxes prior to 2022 regardless of the outcome of the CRA reassessment.

The CRA’s proposal letter is challenging the tax consequences of the Unit Exchange on the basis of the change of control rules and puts forth their position with respect to the general anti-avoidance rules of the Income Tax Act (Canada). APUC remains confident in the appropriateness of its tax filing position and the expected tax consequences of the Unit Exchange and intends to vigorously defend such position. APUC strongly believes that the acquisition of control or the general anti-avoidance rules do not apply to the Unit Exchange and intends to file its future tax returns on a basis consistent with its previous tax returns.

If CRA issues a Notice of Reassessment for the 2009 through 2013 taxation years as proposed in their letter, APUC would be required to make a deposit payment of 50% of the tax liability (including interest and any applicable penalties) (the “Tax Deposit”) claimed by CRA in order to appeal the expected reassessment. Based on the tax amounts related to the 2009 through 2013 taxation years, that payment amount would be approximately $17 million and approximately $3 million for the 2014 taxation year once that tax return is filed with CRA, assuming it is similarly reassessed. APUC would also be required to make a deposit payment of 50% of the taxes CRA claims are owed in any future tax year if CRA were to issue a similar notice of reassessment for such years and APUC were to appeal it. The Company has more than adequate capital resources to fund any Tax Deposit and ultimately the entire balance if required.

APUC has 90 days from the date of any Notice of Reassessment to prepare and file a Notice of Objection, which would be reviewed by CRA’s appeals division. If CRA’s appeals division does not allow APUC’s initial appeal, APUC has the option to file its case with the Tax Court of Canada. APUC anticipates that legal proceedings through the various tax courts could take approximately two to four years. If APUC is ultimately successful in defending its position, such payments plus applicable interest, would be refunded to APUC. If CRA is successful, APUC would be required to pay the balance of the taxes assessed (plus applicable interest and any applicable penalties).

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.8 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,150 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective financial position. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 16:30e 20-FEB-15